11020748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 52253

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aladdin Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Six Landmark Square
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amirkhan Aladin 203 487 6713
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

150 JFK Parkway (Address) Short Hills (City) NJ (State) 07078 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Aminkhan Aladin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aladdin Capital LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- None -

Subscribed and sworn before me this 24th day of February 2011.

Signature

President + CEO

Title

Notary Public

JODY R BOLES
Notary Public
Connecticut
My Commission Expires Jul 31, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ALADDIN CAPITAL LLC**

**Table of Contents**

KPMG

**KPMG LLP**
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

# Report of Independent Registered Public Accounting Firm

The Management of the
Members of Aladdin Capital LLC:

We have audited the accompanying statement of financial condition of Aladdin Capital LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aladdin Capital LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2011

**ALADDIN CAPITAL LLC**

Statement of Financial Condition

December 31, 2010

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 6,766,202 |
| Deposit with clearing broker | | 322,313 |
| Accounts receivable | | 503,980 |
| Prepaid expense | | 288,840 |
| Other assets | | 38,618 |
| Equipment, Furniture and software, at cost, less accumulated depreciation and amortization of $122,314 | | 113,893 |
| Securities owned, at fair value | | 2,035,328 |
| Total assets | $ | 10,069,174 |

**Liabilities and Members' Capital**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | $ | 1,405,111 |
| Total liabilities | | 1,405,111 |
| Members' capital | | 8,664,063 |
| Total liabilities and members' capital | $ | 10,069,174 |

The accompanying notes are an integral part of the financial statements.

**ALADDIN CAPITAL LLC**

Statement of Income

Year ended December 31, 2010

| | | |
|---|---|---|
| Revenues: | | |
| Net gains on principal transactions | $ | 5,423,243 |
| Underwriting fees | | 2,926,124 |
| Advisory and placement fees | | 3,085,000 |
| Unrealized gain on trading securities | | 253,288 |
| Other income | | 37,307 |
| Interest income | | 8,951 |
| Total revenues | | 11,733,913 |
| Expenses: | | |
| Compensation and benefits | | 8,678,294 |
| Consultants and professional fees | | 839,193 |
| Rent, office and occupancy expenses | | 315,944 |
| Subscriptions to research and market data services | | 820,047 |
| Regulatory fees and licenses | | 146,559 |
| Travel and entertainment expenses | | 206,444 |
| Other Insurance | | 135,904 |
| Bank Charges | | 117,012 |
| Depreciation expense | | 74,964 |
| Other expense | | 42,545 |
| Total expenses | | 11,376,906 |
| Net Income | $ | 357,007 |

The accompanying notes are an integral part of the financial statements.

**ALADDIN CAPITAL LLC**

Statement of Changes in Members' Capital

Year ended December 31, 2010

| | | |
|---|---|---|
| Balance at January 1, 2010 | $ | 4,307,056 |
| Capital contributions | | 4,000,000 |
| Net income | | 357,007 |
| Balance at December 31, 2010 | $ | 8,664,063 |

The accompanying notes are an integral part of the financial statements.

**ALADDIN CAPITAL LLC**

Statement of Cash Flows

Year ended December 31, 2010

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 357,007 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation expense | | 74,964 |
| Unrealized gain in securities owned | | (253,288) |
| Changes in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Deposit with clearing broker | | 14,858 |
| Accounts receivable | | (478,980) |
| Prepaid expense | | (23,962) |
| Other assets | | (28,271) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 332,293 |
| Net cash used in operating activities | | (5,379) |
| Cash flows from investing activities: | | |
| Purchases of fixed assets | | (31,405) |
| Net cash used in investing activities | | (31,405) |
| Cash flows from financing activities: | | |
| Contributions from member | | 4,000,000 |
| Net cash provided by financing activities | | 4,000,000 |
| Increase in cash and cash equivalents | | 3,963,216 |
| Cash and cash equivalents at January 1, 2010 | | 2,802,986 |
| Cash and cash equivalents at December 31, 2010 | $ | 6,766,202 |

The accompanying notes are an integral part of the financial statements.

## (1) Organization

Aladdin Capital LLC (the Company) was organized as a Delaware Limited Liability Company on November 5, 1999 as a wholly owned subsidiary of Aladdin Capital Holdings LLC. On May 5, 2009 the former sole Member of the Company, Aladdin Capital Holdings LLC entered into an agreement which transferred 51% ownership of the interest in the Company over to Aminkhan Aladin. The Company is primarily engaged as a securities broker-dealer and investment banking business. The securities broker-dealer business is engaged in the trading of government, corporate debt, and asset backed securities on a riskless principal basis from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for entities affiliated with, or related to, Aladdin Capital Holdings LLC, and may enter into securities transactions as agent for unaffiliated institutional customers and entities. The Company may also provide advisory services including but not limited to acting as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company operates on a fully disclosed basis through a clearing broker.

## (2) Significant Accounting Policies

### *(a) Basis of Presentation*

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

### *(b) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent; however, actual results could differ from those estimates.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

### *(d) Securities Owned*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

## (2) Significant Accounting Policies (Continued)

### *(e) Investment Advisory Income*

Investment advisory fees are recognized on a contract by contract basis as earned.

### *(f) Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at daily rates of exchange over the year. Gains or losses resulting from foreign currency transactions are included in the statement of income.

### *(g) Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years.

### *(h) Income Taxes*

The Company has elected to file as a partnership and is, therefore, exempt from federal and state income tax. However, under the guidance of FASB ASC 740, Income Taxes, the Company continues to assess the impact of the currently enacted tax laws and rates on the likelihood of a potential tax benefit or tax liability on a regular basis.

### *(i) Revenues*

Revenues are recognized as earned. Underwriting, Advisory and placement fees are all recorded at the closing of the respective transactions. Interest income is earned on cash and cash equivalents and the deposits with the clearing broker.

### *(j) Expenses*

Expenses are recorded on the accrual basis of accounting.

## (3) Deposit with Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing brokers, Pershing LLC and Citigroup Global Markets, Inc., to maintain a collateral account with each respective clearing brokers during the term of the agreements to secure its obligations under the agreements. Accordingly, the Company has $250,000 and $72,313 on deposit with its clearing brokers, of which $250,000 and $72,313 is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

**(3) Deposit with Broker (Continued)**

December 31, 2010 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to this obligation.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

**(4) Fair Value Measurement**

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level I – Valuations based on quoted prices in markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuations of these products do not entail any degree of judgment.

- Level II – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

- Level III – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments to which the determination of fair value requires significant management judgment or estimation.

## (4) Fair Value Measurement (Continued)

The following fair value hierarchy table presents information about the Company's securities owned measured at fair value as of December 31, 2010:

| | | Total | Level I | Level II | Level III |
|---|---|---|---|---|---|
| Assets: | | | | | |
| Securities owned: | | | | | |
| Investment in CDO | $ | 2,035,328 | — | — | 2,035,328 |

Certain securities owned are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have very little or no price transparency. Such instruments include investment in CDO. Recent market conditions have increased the level of management judgment required to value securities owned classified within level 3 of the fair value hierarchy. In particular, management's judgment is required to determine the appropriate risk-adjusted discount rate for securities owned with little or no price transparency as a result of decreased volumes and lower levels of trading activity. In such situations, the Company's valuation is adjusted to approximate rates which market participants would likely consider appropriate for relevant credit and liquidity risks. Due to the level of management judgment and estimate used in the valuation of securities owned included within level 3 of the fair value hierarchy, it is possible that other market participants could determine a materially different estimate of fair value for such instruments.

The Company determined the fair value of the investment in CDO based upon a discounted cash flow approach utilizing both deal level and asset level assumptions. The key assumptions utilized in determining the fair value of the investment in CDO were: constant default rate of 0% - 2.5%, constant prepayment rate of 16% - 20%, loan loss severity of 30%-42% and bond loss severity of 65%. In addition, the Company reviewed the performance of each of the assets within the CDO.

The following table presents a reconciliation of the beginning and ending balances for assets measured on a recurring basis using significant unobservable inputs (Level III) during the year ended December 31, 2010:

| | | |
|---|---|---|
| Beginning balance | $ | 1,782,040 |
| Total gains or losses (realized/unrealized) included in earnings | | 253,288 |
| Purchases | | — |
| Balance at December 31, 2010 | $ | 2,035,328 |
| Changes in unrealized gains included in earnings relating to investments still held at December 31, 2010 | $ | 253,288 |

Total unrealized gains recorded for level III investments are reported on the statement of income.

There were no transfers into or out of any level 1, 2 or 3 categories during the current year.

**(5) Fixed Assets**

Fixed assets as of December 31, 2010 are summarized as follows:

| | Recovery period | | |
|---|---|---|---|
| Office equipment | 3 years | $ | 192,244 |
| Furniture and fixtures | 5 years | | 3,414 |
| Software | 5 years | | 40,549 |
| | | | 236,207 |
| Less: Accumulated depreciation | | | (122,314) |
| | | $ | 113,893 |

**(6) Related Party Transactions**

The Company shares office facilities and related services with Aladdin Capital Holdings LLC and other affiliated entities. Under a service agreement between the Company and Aladdin Capital Holdings LLC, the Company is required to pay Aladdin Capital Holdings LLC a monthly fee for insurance, use of office space, personnel, utilities and general office supplies, as well as a service charge for management supervisory services. For the year ended December 31, 2010, the amount charged by Aladdin Capital Holdings LLC to the Company was $5,582,580. These amounts are reflected in the relevant expense categories noted below and in the accompanying statement of income:

| | | |
|---|---|---|
| Compensation and benefits | $ | 4,861,024 |
| Consultants and professional fees | | 500,000 |
| Rent, office and occupancy expenses | | 214,128 |
| Other expense | | 7,428 |
| | $ | 5,582,580 |

Some of the Company's directors and officers also serve as directors, officers and employees of Aladdin Capital Holdings LLC and its affiliates.

In 2009, the Company purchased a 5 million share equity tranche investment in an affiliated CDO from a related party. The security described in note 4 provides the fair value and the associated current year unrealized gain of $253,288 that was recorded for the asset at year-end and reflected in the statement of income. This security is valued utilizing level 3 inputs as currently a market does not exist for the instrument.



(Continued)

Capital contributions to the Company during 2010 have been made in the form of cash. In addition, the Company has entered into an agreement with Aladdin Capital Holdings, LLC, the Parent, whereby the Parent will not require the Company to distribute to the Parent or any other Member, during 2011, until subsequent to January 1, 2012, any amounts that would cause the Company's capital to fall below $5,000,000, or such higher amount that is deemed necessary for the Company to conduct its business.

### (7) Concentration of Risks

The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

Substantially all of the Company's net gains on principal transaction in securities for the year were generated from proprietary trading in corporate debt securities and asset backed securities.

### (8) Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Therefore, the Company has not accrued any liability in connection with such indemnifications.

### (9) Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 825, Financial Instruments, approximates the carrying amounts presented in the statement of financial condition.

### (10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. At December 31, 2010, the Company had net capital of $5,682,559, which exceeded required net capital of $100,000 by $5,582,559. The Company's ratio of aggregate indebtedness to net capital was 0.2473 to 1.

### (11) Professional Fees

Professional fees include audit fees, regulatory fees, recruiting fees, compliance fees, consultant fees and legal fees.



(Continued)

## (12) Litigation

On September 28, 2010, the SEC issued a subpoena ("Subpoena") to Aladdin Capital Management LLC ("ACM") an affiliate of the Company. The Subpoena states that it should not be construed as an indication by the Commission or its Staff that any violation of law has occurred, nor as a reflection upon any person or entity, and it seeks, primarily, documents and information related to ACM's and affiliates management and participation in CDOs. The investigation conducted by the SEC could be for a variety of reasons, including as part of a broader market surveillance, and the SEC's reason or reasons for the timing and/or selection of ACM for investigation is non-public information that has not been made known to Aladdin Capital Holdings LLC nor its management. Management intends to fully cooperate with the SEC's investigation. Management cannot state with certainty the timing or ultimate resolution of investigation. No reserve has been established for this matter in the accompanying financial statements.

In accordance with ASC 450 (formerly SFAS 5), the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that both are probable and can be reasonably estimated. Once established, reserves are adjusted from time to time, as appropriate, in light of additional information. The actual costs of resolving litigations and regulatory matters, however, may be substantially higher or lower than the amounts reserved for those matters.

## (13) Subsequent Events

Subsequent events have been evaluated through February 28, 2011, the date the financial statements were available to be issued. On January 27, 2011 the collateral account balance maintained with Citigroup Global Markets, Inc. was returned to the Company. The agreement between the parties is in the process of being terminated.

# SUPPLEMENTAL INFORMATION

**Schedule I**

**ALADDIN CAPITAL LLC**

Computation of Net Capital Under Rule 15c3-1 of the

Security and Exchange Commision

As of December 31, 2010

| | | |
|---|---|---|
| Computation of net capital: | | |
| Member's capital | $ | 8,664,063 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Accounts receivable | | 503,980 |
| Prepaid expense | | 288,840 |
| Other assets | | 38,618 |
| Fixed assets, net of accumulated depreciation of $122,314 | | 113,893 |
| Total deductions and/or charges | | 945,331 |
| Haircuts on securities (computed pursuant to 15c3-1(f)): | | |
| Foreign exchange | | 845 |
| Securities owned, at fair value | | 2,035,328 |
| Net capital | $ | 5,682,559 |
| Aggregate indebtedness: | | |
| Items included in the balance sheet: | | |
| Accounts payable, accrued expenses and other liabilities | | 1,405,111 |
| Total aggregate indebtedness | $ | 1,405,111 |
| Computation of basic net capital requirement: | | |
| 1. Minimum net capital required (6 2/3 percent of aggregate indebtedness) | $ | 93,674 |
| 2. Minimum net capital of broker-dealer | | 100,000 |
| Net capital requirement (greater of 1 or 2) | $ | 100,000 |
| Excess net capital | | 5,582,559 |
| Percentage of aggregate indebtedness to net capital | | 24.73% |

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5:

There are no material differences between the computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part IIA FOCUS Report as of December 31, 2010 that was submitted on January 25, 2011.

See accompanying report of independent registered public accounting firm.

**Schedule II**

**ALADDIN CAPITAL LLC**

Statement RegardingComputation for Determination of Reserve Required

Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See accompanying report of independent registered accounting firm.

# SUPPLEMENTARY REPORT

KPMG

**KPMG LLP**
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

## Report of Independent Registered Public Accounting Firm

The Management of the Members of Aladdin Capital LLC:

In planning and performing our audit of the financial statements of Aladdin Capital LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905-4317

Telephone +1 203 356 9800
Fax +1 203 967 3503
Internet www.us.kpmg.com



**Report of Independent Registered Public Accounting Firm**

The Board of Directors
Aladdin Capital LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Aladdin Capital LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Aladdin Capital LLC
Six Landmark Square
Stamford CT 06901-2704

052253 FINRA DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 28,412 |
| B. | Less payment made with SIPC-6 filed (exclude interest)<br>7/19/2010<br>Date Paid | ( 17,656 ) |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 10,756 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 10,756 |
| G. | PAID WITH THIS FORM:<br>Check enclosed, payable to SIPC<br>Total (must be same as F above) $ 10,756 | |
| H. | Overpayment carried forward $( ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Aladdin Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 11.

CFO/COO
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,733,912

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 106,795

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 253,288

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 8,951

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 8,951

Total deductions 360,083

2d. SIPC Net Operating Revenues $ 11,364,878

2e. General Assessment @ .0025 $ 28,412

(to page 1, line 2.A.)

# ALADDIN CAPITAL LLC

Financial Statements and Supplemental Information

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)